T A L I S M A N
E   N   E   R   G   Y

TALISMAN ENERGY 2011 GUIDANCE
EXPECTED PRODUCTION GROWTH OF 5-10%
CASH CAPITAL SPENDING MAINTAINED – APPROXIMATELY US$4 BILLION

CALGARY, Alberta – January 11, 2011 – Talisman Energy Inc. announced its capital spending plans for 2011. The company expects 5-10% production growth this year. Cash spending on exploration and development is expected to be relatively unchanged at around US$4 billion, maintaining capital discipline in an uncertain commodity price environment. Through reshaping the portfolio in 2010, maintaining a balance between natural gas and liquids opportunities, and high grading to a more profitable asset base, Talisman has entered a new phase of sustainable value-creating growth. Highlights include:

- Expected production growth of 5-10% against approximately 415,000 boe/d in 2010. In addition, the BP Colombia acquisition will add 12,000-15,000 boe/d of incremental production. Approximately half of this production growth will be liquids.

- Cash exploration and development spending of approximately US$4 billion, approximately the same as 2010. In addition, US$370 million of non-cash capital items is expected.

- Talisman expects continued improvement in its reserve replacement costs in both 2010 and 2011, as an important driver in increasing the profitability of the company. The company expects to further reduce reserve replacement costs by 25-30% in 2010 relative to 2009. Replacement costs related to proved developed production are expected to be 45-50% lower in 2010.

- North American spending of approximately US$1.7 billion, with a 35% reduction in spending on dry gas. The company plans to increase activity in the liquids rich Eagle Ford shale, conventional oil properties and the Farrell Creek shale play.

- Southeast Asia spending of US$700-800 million. Development projects include start-up at Jambi Merang, drilling and optimization at Corridor in Indonesia, infill drilling in Malaysia and the Kitan field, offshore Australia.

- Cash capital spending is expected to be circa US$1.2 billion in the North Sea, with approximately two-thirds of this spending in the UK. In the UK, the company expects growing volumes from the recently completed Auk North project and further progress on the Auk South development. In Norway, first production from the Yme field is expected mid-year.

- The international capital spending numbers include approximately US$700 million committed to exploration, with significant wells in the North Sea, first shale wells in Poland, active drilling in Papua New Guinea and key wells in Colombia, Indonesia and the Kurdistan region of northern Iraq.

Commencing in 2011, Talisman will be reporting in US dollars to reflect the fact that the majority of company transactions occur in US dollars, and this is the functional currency of the company. Talisman's 2010 year-end results, which the company plans to issue on February 16, 2011, will be reported in Canadian dollars.

"2010 was an important transition year for Talisman," said John A. Manzoni, President and CEO. "Talisman's 2011 plan is expected to deliver strong production growth and improving profitability, based on a continuing track record of project execution, capital discipline, and improving replacement costs. We have repositioned the portfolio and our company is now set to deliver sustainable, profitable growth.

"We have set our plans for this year with a cautious view of both North American natural gas prices and global oil prices. We see continuing weakness in gas prices this year, planning against a base of US$ 4 NYMEX. Oil prices have remained very robust, in-line with the growing global recovery, and our planning assumption of approximately US$75 WTI for 2011 may be conservative.

"We expect to grow production this year between 5-10%, not including an additional 12,000-15,000 boe/d which will be added once the BP Colombia acquisition closes. Approximately half of our total volume growth in 2011 will be liquids, balanced between North America, the North Sea and Colombia.

"This growth projection is consistent with the promise of 5-10% medium-term growth, which we made at our investor open house in May, although the base 2010 number of approximately 415,000 boe/d is significantly higher than we were projecting at that time. Overall growth in 2011 will be broad-based, deriving from our shale properties, including the liquids rich Eagle Ford shale, and a number of project start ups in the North Sea.

"Capital discipline continues to be a priority, and we will be very mindful of North American gas prices as we move through the year. Cash exploration and development spending will be broadly similar to 2010 levels, at approximately US$4 billion.

"In North America, our emphasis will shift to liquids, and we will reduce gas directed spending by 35%. Our reduced gas directed drilling remains profitable at US$4 prices, and our land retention commitments are relatively minor.

"We will slow the Marcellus program, with plans to move from 12 rigs at year end to nine, over the course of this year. However, upon completion of the recently announced deal with Sasol, we expect to increase drilling activity at Farrell Creek, where our partner is carrying the majority of the capital costs.

"With the Eagle Ford acquisition complete, we plan to build to eight rigs by year end, with net Talisman production expected to average 55-65 mmcfe/d, just under half of which will be liquids. We will also direct investment in our conventional portfolio toward expanded oil development programs at Shaunavon and Chauvin.

"In Southeast Asia, spending will increase this year, largely due to a ramp up in activity in Papua New Guinea. First production from Jambi Merang in Indonesia is expected by mid year and we will continue with development projects in the Corridor block. We are also developing the Kitan field offshore Australia and are hoping to sanction the HSD development offshore Vietnam.

"Volumes are projected to increase slightly in the North Sea this year with start up of the Burghley and Auk North projects in the UK in the fourth quarter of 2010 and successful infill drilling in Norway.

"The major project this year will be the Yme field commissioning, which is expected in the middle of the year, depending on weather windows for safe installation. Because of the high initial production volumes, a delay beyond July would begin to impact our production outlook. We will also have a large infill drilling program in Norway again this year and will progress appraisal of the Grosbeak discovery and development planning for the Grevling discovery.

"We have an exciting exploration program this year, focused predominantly on large prospects in Latin America, Southeast Asia, the North Sea and the Kurdistan region of northern Iraq. We will also drill our first shale wells in Poland.

"We also expect to achieve the 25-30% reduction in reserve replacement costs we promised for 2010, on top of a greater than 45% reduction in 2009. We should look for further improvement of proved developed producing replacement costs in 2011, as an important driver in increasing the profitability of the company.

"Overall, we have repositioned the portfolio for sustainable, profitable growth in the future. We have a balanced portfolio, with the flexibility to adjust spending towards liquids opportunities while gas prices remain low, and an exciting set of exploration opportunities."

North America

In North America, the company plans to spend approximately US$1.7 billion in 2011, with emphasis shifting to liquids rich opportunities, primarily in the Eagle Ford shale and conventional oil plays. Spending on dry gas will be 35% lower than 2010.

In the Pennsylvania Marcellus play, Talisman has budgeted approximately US$800 million, including infrastructure capital. Talisman plans to reduce the number of rigs in the play from 12 at the end of 2010 to nine rigs over the course of 2011. The plan is to drill approximately 100 net wells in the Marcellus in 2011. The company expects production to average 350-400 mmcf/d, up from approximately 180 mmcf/d in 2010. Marcellus production was 315 mmcf/d at year end.

In the Montney shale, Talisman will continue to progress the development of the Farrell Creek area with plans to drill approximately 35 net wells in 2011. The company has reached an agreement to create a strategic partnership with Sasol to jointly develop this play. As part of the agreement, Talisman will act as operator for the partnership, having a 50% working interest while being carried for about US$800 million in capital spending. The company will expand from four rigs to an eight-rig program in 2011, with Talisman spending approximately US$100 million. Production (net to Talisman) is expected to average 50-60 mmcf/d net in 2011. The transaction with Sasol is expected to close in the first half of 2011, subject to regulatory approvals.

Following the successful entry into the liquids-rich Eagle Ford through two acquisitions in 2010, the company is expecting to drill approximately 35 net wells. Talisman expects to ramp up to eight operated rigs (from four currently) by year end, and has budgeted approximately US$300 million. Net annual production from this play is estimated at 55-65 mmcfe/d. Approximately half of this production is expected to be liquids.

In the conventional portfolio, the focus will also be on liquids opportunities. Expected spending will be around US$380 million, with nearly 70% of the capital focused on expanded oil development programs in the Chauvin and Shaunavon properties, as well as continuation of the pilot programs in the Cardium oil and wet gas windows.

Shale production in North America is expected to average 455-525 mmcfe/d (approximately 75,000-85,000 boe/d), with an additional 90,000 boe/d of conventional production.

Southeast Asia

Talisman plans to spend between US$700-800 million in Southeast Asia in 2011, with exploration spending accounting for one-third of the total.

Major activities include an infill drilling program at PM-3 CAA in Malaysia/Vietnam and plans to sanction the HST/HSD development concept in Block 15-02 offshore Vietnam. Talisman also expects to spend US$200-$250 million in Papua New Guinea.

In Indonesia, Talisman expects first production from Jambi Merang by mid-year and will continue infill drilling in the OK Block. Drilling and optimization activities, which were initiated in 2010, will continue in 2011 in the Corridor Block in Indonesia, where discussions are underway to examine unitization in a small part of the Block.

The company is also developing the Kitan discovery offshore Australia.

Production in Southeast Asia will remain flat relative to 2010 at approximately 120,000 boe/d, due to the timing of project delivery.

North Sea

In the North Sea, cash capital spending is budgeted at approximately US$1.2 billion in 2011, with approximately two-thirds of this spending in the UK and one-third in Norway. Of the total, approximately US$150 million is being directed towards exploration. The plan also includes US$370 million of non-cash capital (capitalized leases) in Norway.

Major activities in the UK include ramping up production from the Auk North project, which came on stream at the end of 2010. At Claymore, Talisman will recommence infill drilling, with first production expected in 2011. Engineering for the Auk South redevelopment project is being completed, and the company has commenced fabrication of the new facilities, with first production expected in 2012. Plans for redevelopment of the Montrose/Arbroath area are being progressed, which extend the life of the existing field and incorporate development of the Cayley, Godwin and Shaw discoveries.

In Norway, activities will focus on commissioning the Yme redevelopment project, with first oil expected early in the second half of 2011. The topsides are complete and waiting in Stavanger for a weather window to allow installation. There is also a large infill program ongoing in Norway, including wells on Gyda, Brage, Veslefrikk and Varg. The Grosbeak discovery will be appraised and, in addition, the development plan for Grevling is being progressed.

Production from the region is expected to average between 130,000-135,000 boe/d in 2011.

International Exploration

The international exploration budget for 2011 is US$700 million, some of which is included in the regional capital, with three-quarters allocated to build new core areas and one-quarter to support existing core areas. The goal of the program is to add 600-700 million boe of prospective resource additions over a five year period at a finding cost of less than $5/boe.

In Southeast Asia, Talisman plans to drill Lempuk-1, a deepwater well in South Makassar in Indonesia and continue with its seismic acquisition in the area. 3D seismic data will also be acquired over the two offshore Sabah exploration blocks in Malaysia and in Vietnam's Nam Con Son Basin. In Papua New

Guinea, the company plans to drill six exploration and appraisal wells in our foreland blocks. 2D seismic acquisition will continue as well.

In the North Sea, Talisman continues to explore in Norway and the UK. In Norway, Talisman plans to drill the Gnatcatcher exploration well and Grosbeak appraisal well, acquired in 2010 as part of an asset acquisition. In the UK, the company will complete drilling of the TR1 appraisal well in Block 30/13 in the Fulmar area.

In Latin America, Talisman's focus is in Colombia and Peru. In Colombia, Talisman is focusing activity on the heavy oil trend in the southern Llanos Basin and on the foothills trend, site of the 2009 Huron discovery. In the foothills trend, the Huron-2 appraisal well on the Niscota Block will be drilled in 2011. In the heavy oil trend, the company is currently developing drilling and seismic plans to follow-up on the Akacias-1 discovery drilled in 2010 in Block 9. Talisman is also completing a six-well stratigraphic program on Block 6. In Block 8, Talisman will acquire seismic data in preparation for stratigraphic well drilling later in the year. In Peru, the company is continuing seismic acquisition over the Situche area in Block 64 and plans to spud the Situche Norte exploration well in 2011.

In the Kurdistan region of northern Iraq, Talisman will drill the first exploration well in Block K39, Topkhana, followed by a redrill of the Kurdamir well to test for deeper potential.

In Poland, Talisman will continue with the 2D seismic program commenced in late 2010, and in mid-2011, the company plans to commence the first two wells of a three-well vertical exploration drilling program.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:

Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate
& Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Vice President, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

01-11

ADVISORIES

Forward-Looking Information
This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

- business strategy and plans;
- expected production and production growth;
- planned capital spending;
- expected reduction of reserve replacement costs;
- planned development, number of rigs, drilling and production in North America;
- planned development projects and drilling in the North Sea;
- expected timing of first production at Burghley, Claymore, Auk South and Yme;
- planned development projects, drilling and appraisal in Norway;
- redevelopment plans relating to the Montrose/Arbroath platform;
- planned development projects, drilling, sanctioning, infill and seismic acquisition in Southeast Asia;
- planned development projects relating to the Kitan field offshore Australia;
- expected timing of first production at Jambi Merang, planned drilling in OK Block and planned drilling and optimization activities and potential unitization in a small part of Corridor;
- goal of international exploration program;
- planned development, drilling and appraisal in Papua New Guinea;
- planned drilling, seismic acquisition and appraisal in Colombia and Peru;
- planned drilling in the Kurdistan region of northern Iraq;
- planned 2D seismic program and drilling in Poland; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this news release. Talisman has set its 2011 capital expenditure plans assuming: (1) Talisman's production in 2011 will be approximately 5-10% greater than 2010, excluding the BP Colombia acquisition; (2) a WTI oil price of approximately US$75/bbl; and (3) a NYMEX natural gas price of approximately US$4/mmbtu. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- the impact of the economy and credit crisis on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- changes in general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
- results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Gross Production
Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Boe Conversion
Throughout this news release, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

US Dollars
Dollar amounts are presented in US dollars unless otherwise indicated.